July 15, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: GMO Series Trust (File Nos. 333-174627 and 811-22564)
Ladies and Gentlemen:
Transmitted herewith by means of electronic submission on behalf of GMO Series Trust (the “Trust”), a Massachusetts business trust, for filing under both the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) is Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A (the “Registration Statement”).
This pre-effective amendment is being filed for the purpose of responding to comments from the staff of the Securities and Exchange Commission and to make certain other changes. This filing has been marked to indicate changes made from the initial filing of the Registration Statement on May 31, 2011. Additional information regarding the Trust, as well as the remaining exhibits to the Registration Statement, will be filed by further pre-effective amendment(s).
Please direct questions or comments to the undersigned by telephone at 617-951-7375.
Very truly yours,
/s/ Sarah Clinton
Sarah Clinton
Enclosures